The Lead Investor is Ben Schreiber, who has invested $10k previously and investing $10k in this Wefunder offering.

This is why Ben is investing in Harmony Turbines:

I am a proponent of distributed green power production, in all its forms. I have long desired to install a wind turbine on my beachside property. This design is the first I have seen that promises to be elegant and practical.

Our world is continually heating. One of the ways that we can reverse global warming is with green electric production. We need homeowners everywhere to find the idea of installing green power production as appealing as possible, and this concept looks to me like it will help get us there!